9/5/03




SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2003
WASH. D.C. 152 SECTION

VF 9-4-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42842

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Olsen Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Broadway, Apt 16A
(No. and Street)

New York, (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul I. Olsen (212) 825-5868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway, Suite 3660 (Address) New York, (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul I. Olsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olsen Securities Corp., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLSEN SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

Mr. Paul I. Olsen, President
Olsen Securities Corp.
71 Broadway, Apt 16A
New York, NY 10006

We have audited the accompanying statement of financial condition of Olsen Securities Corp. as of June 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Olsen Securities Corp. as of June 30, 2003, in conformity with U. S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
August 19, 2003

OLSEN SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Cash	$ 59,380
Cash segregated under federal regulations	4,940
Receivable from broker-dealer	93,463
Commissions receivable	214,128
Other assets	9,530
Total assets	$ 381,441

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued research services	$ 24,279
Accrued expenses	13,020
Total liabilities	37,299
Commitments and contingencies	
Stockholder's equity	
Common stock - no par value	
Authorized: 1,000 shares	
Issued and outstanding: 500 shares	5,000
Additional paid-in capital	150,000
Retained earnings	189,142
Total stockholder's equity	344,142
Total liabilities and stockholder's equity	$ 381,441

The accompanying notes are an integral part of these financial statements.

OLSEN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) **Nature of Business**

Olsen Securities Corp. (the Company) (OSC), a New York "S" Corporation, is a registered broker-dealer which clears all security transactions through its clearing broker on a fully-disclosed basis, and operates under the exemptive provisions of the Securities and Exchange Commission (the SEC) rule 15c3-3(k)(2)(ii). The Company maintains a reserve bank account, but currently has no desposit requirement.

(b) **Revenue Recognition**

Commission revenues and expenses are recorded on a trade-date basis.

(c) **Income Taxes**

The Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code and reports its taxable income on a cash basis for each calendar year. Under those provisions, the Company does not provide for federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for federal and state income taxes on the Company's taxable income. Provision is made for New York City corporation tax.

(d) **Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the SEC's Uniform Net Capital Rule 15c3-1, the Company's net capital of $334,612 at June 30, 2003 exceeds the minimum capital requirement of $100,000 in the amount of $234,612. The Company's net capital ratio was 26%.

Note 3 - Commitments and Contingencies

New York Stock Exchange Membership

The Company leases a New York stock exchange seat expiring on August 31, 2003, with remaining payments due under the lease totaling $50,000. During April 2003, an additional seat is leased on a month-to-month basis.

Note 3 - Commitments and Contingencies (Continued)

Office Space

The Company leases office space under an agreement expiring September 30, 2004. The future minimum annual rental payments total $51,030 and $10,395 at June 30, 2003 and 2004, respectively.

Note 4 - Profit Sharing Plan

The Company maintains a noncontributory profit sharing plan covering substantially all its employees. Contributions are determined annually by the board of directors up to a maximum of 15% of the participant's compensation. The Company did not make a contribution for the year ended June 30, 2003.

Note 5 - Contingency

The Company is under investigation by the New York Stock Exchange Inc. concerning certain transactions that occurred during the period beginning May 1998 through January 1999. The Company after consultation with counsel, maintains that these transactions were at all times in compliance with all applicable rules and regulations.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, broker-dealer, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk (Continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times maintains cash balances in excess of federally insured limits.